August 12, 2014

Via EDGAR and overnight delivery

Mr. Russell Mancuso

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Monolithic Power Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 10, 2014

File No. 000-51026

Dear Mr. Mancuso:

On behalf of Monolithic Power Systems, Inc. (the “Company” or “MPS”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) included in the Staff’s comment letter dated July 31, 2014.

Item 1. Business, page 5

1.	In future filings, please provide the disclosures required by Item 101(c)(1)(i) of Regulation S-K.

Response:

The Company respectfully advises the Staff that MPS has included all the disclosures required by Item 101(c)(1)(i) of Regulation S-K, with the exception of the disclosure to state for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue.  The Company will include the following additional disclosures in future filings, except to the extent revisions are necessary to reflect developments in the Company’s business:

The DC to DC product family accounted for xx%, xx% and xx% of our total revenue in 201x, 201x and 201x, respectively.  The Lighting Control product family accounted for xx%, xx% and xx% of our total revenue in 201x, 201x and 201x, respectively.

2.

In future filings, please provide the disclosure required by Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note your disclosure on page 62 that Customer A has accounted for approximately 30% of your revenues in each of the last three years. Please specifically identify your 10 percent or more customers.

Response:

The Company respectfully advises the Staff that the Company’s 10 percent or more customers have historically been distributors, not end customers. The Company also advises the Staff that, while the Company would likely experience a short-term disruption in the distribution of its products and revenue if any of these relationships were terminated, the Company does not believe that any such termination would have a material adverse effect on the Company and its subsidiaries, taken as a whole, because the Company will be able to engage alternative distributors, resellers and other distribution channels to deliver its products to end customers within a few quarters. No end customers of these distributors (or any other customers of the Company) represented more than 10% of the revenues of the Company. Item 101(c)(1)(vii) of Regulation S-K requires the disclosure of 10 percent or more customers in cases where the loss of such customer would have a material adverse effect on the Company and its subsidiaries, taken as a whole. Because the Company does not believe that a loss of any such customer would have material adverse effect, the Company is not required to provide the 10 percent or more customer disclosure, but is electing to provide certain disclosure to provide investors with information relevant to their investment in the Company’s stock. The Company will disclose any 10 percent or more end customers if they occur.

Mr. Russell Mancuso

Securities and Exchange Commission

August 12, 2014

The Company will provide the following disclosure in its future filings, except to the extent revisions are necessary to reflect developments in the Company’s business:

We sell our products primarily through third-party distributors, value-added resellers and directly to original equipment manufacturers, original design manufacturers, and electronic manufacturing service providers. The following table summarizes those customers with sales greater than 10% of the Company's total revenue or accounts receivable balances greater than 10% of the Company's total accounts receivable:

	Revenue			Accounts Receivable, Net
	Year Ended December 31,			As of December 31,
Customers	201x	201x	201x	201x	201x
Distributor A	xx%	xx%	xx%	xx%	xx%
Distributor B	xx%	xx%	xx%	xx%	xx%

Both of the Company’s greater than 10% customers are third-party distributors. The Company’s agreements with these distributors were made in the ordinary course of business and may be terminated with or without cause by either party with advance notice. Although the Company may experience a short-term disruption in the distribution of its products and a short-term decline in revenue if its agreement with either of these distributions was terminated, the Company believes that such termination would not have a material adverse effect on the Company and its subsidiaries, taken as a whole, because the Company believes that it would be able to engage alternative distributors, resellers and other distribution channels to deliver its products to end customers within a few quarters following the termination of any agreement with a distributor.

Item 7. Management’s Discussion and Analysis, page 28

3.

We note your disclosure that your revenues during fiscal 2013 increased as compared to fiscal 2012 and that the increase was primarily driven by higher unit shipments offset in part by lower average selling prices. When individual line items disclosed in your statements of operations materially change in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the material change. For example, please quantify each material factor, i.e. such as price changes and / or volume changes, separately disclose the effect on operations attributable to each factor causing the aggregate change from year to year in your segments and total revenues and disclose the nature of or reason for each factor causing the aggregate change. Your disclosures should discuss the underlying material causes of the factors described. Please revise future filings to incorporate this comment. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 34-48960 (December 19, 2003).

Response:

The Company respectfully advises the Staff that MPS will include the following disclosures in future filings, except to the extent revisions are necessary to reflect developments in the Company’s business:

Revenue for the year ended December 31, 201x was $xx million, an increase of $xx million, or xx%, from $xx million for the year ended December 31, 201x. This increase was due to higher sales of both DC to DC and lighting control products, as unit shipments for these products increased xx% due to increase in market demand with current customers and additional design wins with new customers, which was partially offset by a xx% decrease in average selling prices.

Mr. Russell Mancuso

Securities and Exchange Commission

August 12, 2014

Cost of revenue was $xx million, or xx% of revenue, for the year ended December 31, 201x and $xx million, or xx% of revenue, for the year ended December 31, 201x. The increase in cost of revenue was primarily due to an increase of xx% in unit shipments, which was partially offset by a xx% decrease in the average cost of units shipped. In addition, the increase in cost of revenue was driven by a xx% increase in the provision for inventory reserve.

Gross profit as a percentage of revenue, or gross margin, was xx% for year ended December 31, 201x, compared to xx% for the year ended December 31, 201x. The increase in gross margin was primarily due to higher absorption of in-house test manufacturing overhead, compared to the same period in 201x.  This increase was partially offset by a higher provision for inventory reserve.

R&D expenses were $xx million, or xx% of revenue, for the year ended December 31, 201x and $xx million, or xx% of revenue, for the year ended December 31, 201x. The increase in R&D expenses was primarily due to an increase of $xx million in stock-based compensation expenses associated with the performance-based and market-based equity awards, an increase of $xx million in cash-based compensation expenses, which include salary and benefit expenses and bonuses, and an increase of $xx million in new product development expenses. These increases were partially offset by a decrease of $xx million in lab supplies. Our R&D headcount was xx employees as of December 31, 201x, compared with xx employees as of December 31, 201x.

SG&A expenses were $xx million, or xx% of revenue, for the year ended December 31, 201x and $xx million, or xx% of revenue, for the year ended December 31, 201x. The increase in SG&A expenses was primarily due to an increase of $xx million in stock-based compensation expenses associated with the performance-based and market-based equity awards, an increase of $xx million in cash-based compensation expenses, which include salary and benefits expenses and bonuses, and an increase of $xx million in commission expense driven by higher revenue.  These increases were partially offset by a decrease of $xx million in professional fees. Our SG&A headcount was xx employees as of December 31, 201x, compared with xx employees as of December 31, 201x.

Mr. Russell Mancuso

Securities and Exchange Commission

August 12, 2014

**********************************

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact Bernie Blegen, Corporate Controller, at (408) 826-0775.

Sincerely,

/s/ Meera Rao

Meera Rao Chief Financial Officer

cc:	Bernie Blegen, Monolithic Power Systems, Inc.
Saria Tseng, Monolithic Power Systems, Inc.
Kevin Espinola, Jones Day Robert Clarkson, Jones Day
Mark Farley, Deloitte & Touche LLP

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